Exhibit 3.1

CERTIFICATE OF DESIGNATION OF TERMS
OF
SERIES C PREFERRED STOCK
OF
CONNETICS CORPORATION

     Pursuant to Section 151 and Section 103 of the General Corporation Law of the State of Delaware, the undersigned, Katrina J. Church, Executive Vice President, General Counsel and Secretary of Connetics Corporation, a corporation organized and existing under the General Corporation law of the State of Delaware, hereby certifies that pursuant to the authority conferred upon it by the Amended and Restated Certificate of Incorporation of the Corporation, the Board of Directors, on and effective as of March 17, 2005, for accounting purposes only, adopted the following resolution creating a series of Preferred Stock designated as Series C Preferred Stock:

     “RESOLVED, that pursuant to the authority conferred upon the Board of Directors of Connetics Corporation (the “Corporation") by the Corporation’s Amended and Restated Certificate of Incorporation, the Board of Directors hereby provides for the issuance of a series of Preferred Stock of the Corporation and hereby fixes the designations, preferences, limitations and relative rights of such series of Preferred Stock, stated and expressed as follows:

     Section 1. Designation and Amount. The shares of such series shall be designated as “Series C Preferred Stock,” par value $0.001 per share. The number of shares constituting Series C Preferred Stock shall be 10,000.

     Section 2. Proportional Adjustment. If the Corporation at any time after the issuance of any share or fractional share of Series C Preferred Stock:

          (a) declares any dividend on the Common Stock of the Corporation (“Common Stock") payable in shares of Common Stock;

          (b) subdivides the outstanding Common Stock; or

          (c) combines the outstanding Common Stock into a smaller number of shares,

then in each such case the Corporation shall simultaneously effect a proportional adjustment to the number of outstanding shares (or fraction thereof) of Series C Preferred Stock.

     Section 3. Dividends and Distributions.

          (a) Subject to the rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series C Preferred

Stock with respect to dividends, each holder of a whole share of Series C Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, an amount per share (rounded to the nearest cent) equal to:

               (i) 1,000 (as adjusted) times the aggregate per share amount of all cash dividends, declared on each share of Common Stock since the first issuance of any share or fraction of a share of Series C Preferred Stock, and

               (ii) 1,000 (as adjusted) times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on each share of Common Stock since the first issuance of any share or fraction of a share of Series C Preferred Stock.

          (b) The Corporation shall declare a dividend or distribution on the Series C Preferred Stock as provided in paragraph 3(a) above concurrently with its declaration of a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

          (c) The Corporation shall not declare any dividend on, or make any distribution on, any shares of Common Stock after the first issuance of a share or fraction of a share of Series C Preferred Stock unless concurrently therewith it declares a dividend on the Series C Preferred Stock as required by Section 3 of this Certificate.

     Section 4. Voting Rights. Except as required by law and as to matters that would adversely affect the rights of the Series C Preferred Stock relative to Common Stock, the holders of shares of Series C Preferred Stock shall have no voting rights.

     Section 5. Redemption. The Series C Preferred Stock is not redeemable.

     Section 6. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Series C Preferred Stock shall be entitled to receive an aggregate amount per share equal to 1,000 (as adjusted) times the aggregate amount to be distributed per share to holders of shares of Common Stock.

     Section 7. Consolidation, Merger, etc. If the Corporation enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property (payable in kind), then in any such case the shares of Series C Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to 1,000 (as adjusted) times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

     Section 8. Ranking. As to the payment of dividends and the distribution of assets, the Series C Preferred Stock shall rank junior to all other series of the Corporation’s Preferred Stock, unless the terms of any such series shall provide otherwise, and on a parity with the Common Stock.

     Section 9. Conversion. The holders of the Series C Preferred Stock shall have conversion rights as follows:

          (a) Voluntary Conversion. The Series C Preferred Stock shall not be convertible at the election of the holder.

          (b) Automatic Conversion. Each share of Series C Preferred Stock shall automatically convert into shares of Common Stock ten (10) days following the Company’s notice:

               (i) in a document filed with or furnished to the Securities and Exchange Commission stating that such conversion will occur; or

               (ii) delivered to the holders of the Series C Preferred Stock stating that the Corporation has a sufficient number of shares of Common Stock authorized and reserved to effect the conversion of all, and not less than all, of the outstanding shares of Series C Preferred Stock into whole shares of Common Stock (either a “Conversion Event”).

          (c) Conversion Ratio. Shares of Series C Preferred Stock shall be converted based upon a ratio of 1,000 shares of Common Stock for each 1.1 share of Series C Preferred Stock (such ratio subject to such adjustments as effected upon the Series C Preferred Stock pursuant to the terms of this Certificate).

               (i) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series C Preferred Stock. In lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled, the Corporation shall (after aggregating all shares into which shares of Series C Preferred Stock held by each holder could be converted) pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock of the Corporation determined as follows:

                    (A) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) business days prior to the Conversion Event;

                    (B) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three (3) business days prior to the Conversion Event; or

                    (C) if (A) and (B) are inapplicable, in the good faith determination of the Board of Directors of the Corporation.

In the event of a conversion of the Series C Preferred Stock, the outstanding shares of Series C Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates, if any, representing such shares are surrendered to the Corporation or its transfer agent. The Corporation shall not be obligated to issue the shares of Common Stock issuable upon such automatic conversion, however, unless the certificates, if any, evidencing such shares of Series C Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates, if any, have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series C Preferred Stock, as applicable, the number of shares of Common Stock to which such holder is entitled and a check payable to the holder in the amount payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the closing of the Conversion Event, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

     Section 10. Certificate as to Adjustment. Upon the occurrence of each adjustment of the Series C Preferred Stock pursuant to the terms set forth in this Certificate, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (a) such adjustments and readjustments, and (b) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon conversion of Series C Preferred.

     Section 11. Fractional Shares. Series C Preferred Stock may be issued in fractions (down to one thousandth (1/1000)) of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series C Preferred Stock.

     Section 12. Amendment. Section 4 notwithstanding, the Corporation’s Amended and Restated Certificate of Incorporation, as amended, and this Certificate of Designation, shall not be further amended in any manner which would materially alter or change the powers, preference or rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of the Series C Preferred Stock, voting separately as a voting group.

     Section 13. Reacquired Shares. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Certificate and in the Corporation’s Amended and Restated Certification of Incorporation, as then amended or restated.

     Section 14. Adjustment and Fees.

          (a) All adjustments to the Series C Preferred Stock shall be made to the nearest one-thousandth (1/1000) of a share.

          (b) The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issuance or delivery of shares of Common Stock upon conversion of the Series C Preferred Stock.

     Section 15. Other Rights. Except as expressly set forth in this Certificate, the preferences, limitations and relative rights of the Series C Preferred Stock shall be identical to the preferences, limitations and relative rights of the Common Stock, as may be amended from time to time.”

     IN WITNESS WHEREOF, the undersigned authorized officer of the Company hereby executes and subscribes this Certificate and affirms the foregoing as true under the penalties of perjury this 22nd day of March, 2005.

/s/ Katrina J. Church
Katrina J. Church
Executive Vice President, General Counsel and Secretary

5